FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2017

Commission File Number: 001-34738

Kingtone Wirelessinfo Solution Holding Ltd

(Translation of registrant’s name into English)

3rd Floor, Borough A, Block A. No.181, South Taibai Road, Xi’an, Shaanxi Province,

People’s Republic of China 710065

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Kingtone Wirelessinfo Solution Holding Ltd

FORM 6-K

Passing Away of Chairman of the Board

On December 15, 2017, Mr. Tao Li, Chairman of the Board of Directors (the “Board”) of Kingtone Wirelessinfo Solution Holding Ltd. (the “Company”) passed away before expected. As the founder of Xi'an Kingtone Information Technology Co., Ltd., the variable interest entity that operates our sole business in China, Mr. Li had been critical to our success and his experience had brought to the Board incredible leadership and entrepreneurial vision. Mr. Tao Li will be remembered for his steadfast and esteemed service to the Board, and it is with heartfelt admiration and appreciation that the Board thanks him for his invaluable contributions.

Effective December 21, 2017, the rest of the Board appointed Mr. Zhuoyu (“Richard”) Li, son of Mr. Tao Li, to fill in the vacancy left by his father and be the Chairman of the Board.

Mr. Zhuoyu Li, 25, has served as President of China Green Agriculture, Inc., an NYSE listed company (NYSE: CGA) since May 11, 2016. Prior to joining CGA, Mr. Li has served as Chief Operating Officer at Xi’an 900LH.com Food Co., Ltd. since January 2016. From January 2015 to January 2016, Mr. Li served as a senior manager at the international department of 900LH.com, where he helped to develop the international market. Mr. Li served as a senior manager at the customer center of 900LH.com from March 2013 through January 2015. He studied business at the University of Auckland in 2012.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kingtone Wirelessinfo Solution Holding Ltd

By:	/s/ Peng Zhang
Name: Title:	Peng Zhang Chief Executive Officer

Date: December 21, 2017

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